VIROTEC
International Ltd
A.B.N. 81 004 801 398

PO Box 188
Sanctuary Cove
Queensland 4212
Phone 61 7 5530 8014
Fax 61 7 5530 8052
mail@virotec.com
www.virotec.com



11 January 2002

File No. -82-5090

U.S Securities Exchange Commission
Attn: Filing Desk
450 Fifth Street
Washington DC 20549
USA



Dear Sir or Madam:

<u>Re: Submission by Virotec International Ltd under Rule 12g3-2(b)</u>

Please see attached ASX announcements made on the 11 January 2002.

Yours faithfully

Angus Craig
Company Secretary



dw 2/15

11 January, 2002

## VIROTEC TARGETED FOR ENVIRONMENTAL REMEDIATION IN CHINA

Virotec International Ltd ("Virotec") (ASX/AIM:VTI) announces it has signed a Memorandum of Understanding ("MOU") with International Environment Technology Solutions Pty Ltd ("IETS"), a company with a separate MOU with Chinese government agencies to provide management and technologies for the remediation of Dianchi Lake, in the People's Republic of China.

Executive Chairman, Brian Sheeran comments, "IETS advises Virotec that the Chinese Government are serious about cleaning the Dianchi Lake and that Chinese government agencies have budgeted a further US$1.9 billion for its remediation. Previous expensive treatments have proved to be unsuccessful but we are confident that the challenge is well within the capabilities of Virotec and our exclusive Bauxsol™Technology."

The Dianchi Lake in Kunming, Yunnan, China is approximately 300 square kilometers in size and is suffering from the effects of pollution from sewerage and industrial effluents and intensive horticulture. IETS specializes in environmental business, particularly in the cleaning up of lakes, rivers and waterways in China.

Mr Brian Sheeran concludes, "This is a very exciting development for the company and its Bauxsol™ Technology. We expect to finalize a formal agreement with IETS in the next eight weeks."

***Notes to editors***

*Bauxsol™ Technology is a fast and cost-effective green technology that simultaneously neutralises acid and extracts heavy metals from contaminated water and soils.*

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For further information regarding Virotec, go to www.virotec.com

**Press Enquiries:**

| | |
|---|---|
| **Virotec International Ltd** | **Tel: 617 5530 8014** |
| **Melissa Toomey, SPIN Business Solutions** | **Tel: 617 3251 8111** |
| **David Youngman, W. H. Ireland Ltd** | **Tel: 0161 832 6644** |
| **Shane Dolan/ James Benjamin, Biddicks** | **Tel: 020 7448 1000** |

VIROTEC INTERNATIONAL LTD
ABN 81 004 801 398
PO Box 188
Sanctuary Cove QLD 4212
AUSTRALIA